Exhibit 12

Transocean Ltd. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratio amounts)

	Historical
	Six months ended June 30, 2010	Years ended December 31,
		2009	2008	2007	2006	2005
Earnings:
Income from continuing operations before income tax expense	$1,632	$3,924	$4,772	$3,374	$1,607	$802
Less:
Capitalized interest	47	182	147	77	16	—
Equity in earnings (losses) of unconsolidated affiliates	4	2	2	(2)	5	10
Add:
Fixed charges (see below)	337	701	818	277	142	122
Amortization of capitalized interest	11	15	12	12	12	12
Distribution of earnings in unconsolidated affiliates	—	—	—	—	4	3

Earnings, as adjusted	$1,929	$4,456	$5,453	$3,588	$1,744	$929

Fixed Charges:
Estimated interest portion of rent expense	17	35	31	18	11	11
Interest expense, net of capitalized interest and including amortization of debt issue cost and debt discount or premium(a)	273	484	640	182	115	111
Capitalized interest	47	182	147	77	16	—

Total fixed charges	$337	$701	$818	$277	$142	$122

Ratio of earnings to fixed charges(b)	5.72	6.36	6.67	12.95	12.28	7.61

(a)	Interest expense excludes interest on unrecognized tax benefits related to uncertain tax positions, as such amounts are recognized in income tax expense and are immaterial.

(b)	The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. For this purpose, “earnings” is the amount resulting from adding (a) income from continuing operations before income tax expense, (b) fixed charges, (c) amortization of capitalized interest, and (d) distributed earnings of unconsolidated affiliates; and then subtracting (a) capitalized interest, (b) equity in earnings or losses of unconsolidated affiliates, and (c) the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges. “Fixed charges” is the amount resulting from adding (a) interest expense, (b) amortization of debt discount or premium, (c) capitalized interest and (d) an estimate of the interest component of rent expense.